VIA EDGAR

September 10, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tara Harkins, Vanessa Robertson, Daniel Crawford and Tim Buchmiller

Re:	Bicara Therapeutics Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-281722

Dear Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Bicara Therapeutics Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 12, 2024 at 4:01 p.m. Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Gabriela Morales-Rivera at (617) 570-1329.

If you have any questions regarding this request, please contact Gabriela Morales-Rivera of Goodwin Procter LLP at (617) 570-1329.

Sincerely,

BICARA THERAPEUTICS INC.

/s/ Claire Mazumdar

Claire Mazumdar

Chief Executive Officer

cc:	Ivan Hyep, Bicara Therapeutics Inc.

Ryan Cohlhepp, Bicara Therapeutics Inc.

Lara Meisner, Bicara Therapeutics Inc

Kingsley L. Taft, Goodwin Procter LLP

Christopher Huntsman, Goodwin Procter LLP